June 7, 2011

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re: Request to Withdraw Registration Statement on Form S-1 (File No. 333-167184)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Tripwire, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-167184) (the “Registration Statement”), including all exhibits filed therewith and all amendments thereto. The Registration Statement was initially filed with the Commission on May 28, 2010.

The Registrant is requesting to withdraw the Registration Statement because the Registrant has determined not to pursue the sale of the securities covered by the Registration Statement. The Registrant confirms that the Registration Statement was not declared effective and that no securities have been offered or sold pursuant to the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement of the Registrant or an affiliate of the Registrant.

Should you have any questions regarding this request, please do not hesitate to contact me at (503) 423-8142, or Roy W. Tucker of Perkins Coie LLP, counsel to the Registrant, at (503) 727-2044.

Sincerely,

/s/ Kelly E. Lang
Kelly E. Lang
Vice President and Chief Financial Officer

Cc:	Michael F. Johnson, Attorney Advisor (Securities and Exchange Commission)

Jaime John, Staff Accountant (Securities and Exchange Commission)

Patrick Gilmore, Accounting Branch Chief (Securities and Exchange Commission)

James B. Johnson, Tripwire, Inc.

Roy W. Tucker, Perkins Coie LLP

David S. Matheson, Perkins Coie LLP

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Nathaniel P. Gallon, Wilson Sonsini Goodrich & Rosati, Professional Corporation